Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 333-124748
THIS FILING CONSISTS OF A MEDIA ADVISORY IN CONNECTION WITH THE PROPOSED COMBINATION OF STANTEC INC. (“STANTEC”) AND THE KEITH COMPANIES, INC. (“TKC”).
Additional Information and Where to Find It
In connection with the proposed merger, Stantec and TKC have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders of TKC may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:
Stantec
10160 – 112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330
and from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121
Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.
Cautionary Note Regarding Forward Looking Statements
This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

Media Advisory
Stantec President & CEO Tony Franceschini to ring NYSE opening bell
Company to begin trading on New York Stock Exchange under symbol SXC, subject to final SEC approval
EDMONTON AB (July 28, 2005) TSX:STN, NYSE:SXC

When:	Friday, August 5, 2005, at 9:30 AM Eastern Daylight Time (7:30 AM MDT)

Where:	New York Stock Exchange Trading Floor

Photos:	Available via Associated Press/New York (212) 621-1902, Reuters America (646) 223-6285, and Bloomberg Photo (212) 893-3420

News Feed:	The Opening Bell™ feed (starting at 9:25 AM EDT, 7:25 AM MDT) is available daily and can be accessed by fiber line at Waterfront #1630
Stantec President & CEO, Tony Franceschini will ring The Opening Bell™ on the New York Stock Exchange (NYSE) to mark Stantec’s first day of trading on the NYSE. August 5, subject to final SEC approval, is to be the day Stantec begins trading on the NYSE under the symbol SXC.
Tony will be available for telephone or remote interviews immediately after the bell-ringing ceremony at approximately 9:30 AM EDT until 10:00 AM EDT. To make arrangements for an interview on or prior to August 5, contact Jay Averill at (780) 917-7441.
Second Quarter 2005 results Conference Call Advisory
Stantec executives, Tony Franceschini, President & CEO, and Don Wilson, Vice President & CFO, will hold a Conference Call to discuss second quarter 2005 results on Tuesday, August 2, 2005, commencing at 4:00 PM EDT (2:00 PM MDT, 1:00 PM PDT). The call will last about 30 minutes.
The Conference Call will be broadcast live and archived at www.stantec.com in the Investor Relations section.

Media Contact	Investor Contact
Jay Averill	Simon Stelfox
Stantec Media Relations	Stantec Investor Relations
Tel: (780) 917-7441	Tel: (780) 917-7288
javerill@stantec.com	sstelfox@stantec.com
Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 4,500 employees operating out of over 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.
stantec.com